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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No.______)*


                      BEACHPORT ENTERTAINMENT CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.002 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   073466203
                   -----------------------------------------
                                (CUSIP Number)


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 pages

CUSIP NO.  073466203               SCHEDULE 13G        PAGE   2   OF   10  PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Liviakis Financial Communications, Inc.
          68-0311399
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          State of California
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    2,005,500
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   2,005,500
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------
  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,005,500
          ---------------------------------------------------------------------
 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------
 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          16.8%
          ---------------------------------------------------------------------
 (12)     TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 073466203                 SCHEDULE 13G        PAGE 3    OF  10  PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John M. Liviakis
          ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                      -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     2,034,500
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                     -0-
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                 2,034,500
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,034,500
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            17.0%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
            IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 073466203                SCHEDULE 13G        PAGE   4   OF   10  PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Renee A. Liviakis
          ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                      -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                       2,034,500
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                     -0-
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                 2,034,500
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,034,500
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          17.0%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 073466203                SCHEDULE 13G        PAGE   5   OF  10   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert B. Prag
          ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    550,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     2,005,500
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   550,000
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               2,005,500
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,555,500
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          20.8%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

        The name of the issuer to which this Schedule 13G relates is Beachport Entertainment Corporation (the "Company"). The principal executive offices of the Company are located at 1990 South Bundy Drive, Suite 700, Los Angeles, California 90025.

Item 2.

        The persons filing this Schedule 13G are Liviakis Financial Communications, Inc., a California corporation ("LFC"), John M. Liviakis ("JML"), Renee A. Liviakis ("RAL"), and Robert B. Prag ("RBP"). The principal business office address for LFC, JML, RAL and RBP is 2420 "K" Street, Suite 220, Sacramento, California 95816. JML, RBP and RAL are all citizens of the United States, and LFC is incorporated pursuant to the laws of the State of California.

        The title of the class of securities with respect to which this Schedule 13G is being filed is Common Stock, $.002 par value ("Common Stock"), of the Company. The CUSIP number for Common Stock is 073466203.

Item 3.

        Not applicable.

Item 4.

        As of December 31, 1997, LFC owned 955,500 shares of Common Stock, JML and RAL jointly owned 29,000 shares of Common Stock, and RBP owned 200,000 shares of Common Stock. In addition, on that date, LFC held options first exercisable on January 1, 1998 to purchase 1,050,000 shares of Common Stock (the "LFC Stock Option"), and RBP held options first exercisable on January 1, 1998 to purchase 350,000 shares of Common Stock (the "RBP Stock Option").

        LFC has the sole power to vote or direct the vote and to dispose or direct the disposition of the 955,500 shares of Common Stock it owned at December 31, 1997 and would expect to have the sole power to vote or direct the vote and to dispose or direct the disposition of any shares of the Common Stock acquired by LFC pursuant to the LFC Stock Option. LFC would exercise that power through its officers and directors, JML, RAL and RBP. JML and RAL jointly have the shared power to vote or direct the vote and to dispose or direct the disposition of the 29,000 shares of Common Stock they jointly owned at December 31, 1997. RBP has the sole power to vote or direct the vote and to dispose or direct the disposition of the 200,000 shares of Common Stock he owned at December 31, 1997 and would expect to have the sole power to vote or direct the vote and to dispose or direct the disposition of any shares of the Common Stock acquired by RBP pursuant to the RBP Stock Option. LFC, JML and RAL disclaim any beneficial ownership of any shares of Common Stock owned by RBP or which may be acquired by RBP pursuant to the RBP Stock Option or otherwise. RBP and LFC disclaim any beneficial interest in any shares of Common Stock owned by JML and RAL. RBP disclaims any beneficial interest in any shares of Common Stock owned by LFC or which may be acquired by LFC pursuant to the LFC Stock Option or otherwise, except for such beneficial interest as may be associated with his service as an officer and director of LFC.

        The 955,500 shares of Common Stock which LFC owned at December 31, 1997 represent approximately 8.8% of that class of securities. The 29,000 shares of Common Stock which JML and RAL jointly owned at December 31, 1997 represent approximately 0.3% of that class of securities. The 200,000 shares of Common Stock which RBP owned at December 31, 1997 represent approximately 1.8% of that class of securities. The 1,050,000 shares of Common Stock that LFC had the right to acquire within sixty days of December 31, 1997 represent approximately 8.8% of that class of securities. The 350,000 shares of Common Stock that RBP had the right to acquire within sixty days of December 31, 1997 represent approximately 3.1% of that class of securities. The 2,005,500 shares of Common Stock which LFC either owned at December 31, 1997 or had the right at that date to acquire within sixty days thereof represent approximately 16.8% of that class of securities. The 550,000 shares of Common Stock which RBP either owned at December 31, 1997 or had the right at that date to acquire within sixty days thereof represent approximately 4.9% of that class of securities. The 2,584,500 shares of Common Stock which in the aggregate LFC, JML, RAL and RBP either owned at December 31, 1997 or had the right at that date to acquire within sixty days thereof represent approximately 21.0% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on 10,888,183 shares of Common Stock reported to be outstanding by the Corporation in its Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1997.

Item 5.

        Not applicable.

Item 6.

        Not applicable.

Item 7.

        Not applicable.

Item 8.

        Attached to this Schedule 13G as Exhibit A is a list stating the identity of each member of the group filing this Schedule 13G pursuant to Rule 13d-1(c). Attached to this Schedule 13G as Exhibit B is the Joint Filing Agreement of the members of the group pursuant to Rule 13d-1(f).


Item 9.

        Not applicable.

Item 10.

        Not applicable.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 1998             LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                    By: /s/  John M. Liviakis
                                        ----------------------------------------
                                             John M. Liviakis, President

                                        /s/  John M. Liviakis
                                    --------------------------------------------
                                             John M. Liviakis

                                        /s/  Renee A. Liviakis
                                    --------------------------------------------
                                             Renee A. Liviakis

                                        /s/  Robert B. Prag
                                    --------------------------------------------
                                             Robert B. Prag

                                    Exhibit A

                              Members of the Group

        Liviakis Financial Communications, Inc.

        John M. Liviakis

        Renee A. Liviakis

        Robert B. Prag

                                  EXHIBIT "B"
                                  -----------

                             JOINT FILING AGREEMENT
                             ----------------------


        Liviakis Financial Communications, Inc., John M. Liviakis, Renee A. Liviakis and Robert B. Prag (collectively the "Parties" and individually a "Party") hereby agree that they shall file a single statement on Schedule 13G (as amended from time to time, the "Statement") with respect to their beneficial ownership of shares of Common Stock (the "Securities") of Beachport Entertainment Corporation, on behalf of and in satisfaction of the obligations of all of the Parties and that they shall amend the Statement from time to time as required by rules promulgated under the Securities Exchange Act of 1934, as amended.

        Each of the Parties represents and warrants that such Party is eligible to use Schedule 13G with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendments thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning the other Parties, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, including any amendment thereto, by one of the Parties shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and that such Party neither knows nor has any reason to believe that the information concerning the other Parties contained therein is either incomplete or inaccurate.

        This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

        In Witness Whereof, the Parties have executed this Joint Filing Agreement this sixth day of February, 1998.


                                     LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                     By: /s/ John M. Liviakis
                                         -----------------------------------
                                             John M. Liviakis, President

                                         /s/ John M. Liviakis
                                     ---------------------------------------
                                             John M. Liviakis

                                         /s/ Renee A. Liviakis
                                     ---------------------------------------
                                             Renee A. Liviakis

                                         /s/ Robert B. Prag
                                     ---------------------------------------
                                             Robert B. Prag